Mail Stop 3561

September 5, 2006

Tamara Anne Huculak, President
Puppy Zone Enterprises, Inc.
c/o The Corporation Trust Company of Nevada
6100 Neil Road, Suite 500
Las Vegas, NV 89511

> **Re:** **Puppy Zone Enterprises, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed August 22, 2006**
> **File No. 333-129371**

Dear Ms. Huculak:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A

1. In your response to our previous comments, you state the Whistler store did not enter into a franchise agreement with TPZ. Yet in the "Description of Business" on page 20, you state the company's "first franchise location for TPZ Enterprises was established in Whistler, British Columbia." Revise to clarify the extent of the predecessor's operations and the relationship between the Whistler store and TPZ. Discuss the significant terms and conditions of any agreements between the Whistler store and TPZ including, but not limited to, any rights TPZ has with respect to the Whistler store. Tell us if the Whistler store was operational as of April 27, 2005, and the store's total revenues earned as of April 27, 2005, December 31, 2004, 2003, 2002 and 2001. Tell us how TPZ earned the $7,579 of revenue as of December 31, 2001; tell us if this revenue relates to the Whistler

store or something else. Discuss any significant arrangements TPZ had with any other entities. Be as specific and detailed as possible in your response and revised disclosures.

2. Revise the "Description of Business" to state the period in which the Vancouver location was closed.

3. The auditor's report on the financial statements of TPZ Enterprises refers to "the statements of loss and deficit and cash flows from the date of inception, January 1, 1999 to April 27, 2005." Since statements of operations and cash flows have been provided for various annual, interim and cumulative periods, none of which refer to the period from inception to April 27, 2005, it is not clear what periods are included in the scope of the audit report. Please provide a revised audit report that clearly and specifically identifies the periods covered by the report.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 with any questions.

Sincerely,

John D. Reynolds
Assistant Director

cc: Bernard Pinsky, Esq. (via fax)
       (604) 687-6314